Exhibit 99.9

1.	On June 23, 24, 29 and July 1, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on June 22, 23, 29 and 30, 2008, 66,103 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS / $

22/06/08	172	29.89
22/06/08	300	29.24
22/06/08	328	29.92
22/06/08	350	28.97
22/06/08	350	28.95
22/06/08	372	29.28
22/06/08	400	28.98
22/06/08	453	29.30
22/06/08	500	29.90
22/06/08	1,000	29.26
22/06/08	1,328	29.25
22/06/08	13,250	29.00
23/06/08	6,000	29.89
23/06/08	14,785	29.52
23/06/08	215	29.51
29/06/08	5,500	29.20
29/06/08	1,300	29.25
29/06/08	12,000	29.80
30/06/08	7,500	29.61